Exhibit 99.5

CERTFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Crew Gold Corporation (the “Corporation”) on Form 40-F for the year ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jan A. Vestrum, Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.                                       the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                       the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

“Jan A. Vestrum”
JAN A. VESTRUM
Chief Executive Officer

July 13, 2006